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                             November 30, 2021

       Allen West
       Chief Financial Officer
       PAM Transportation Services, Inc.
       297 West Henri De Tonti Blvd.
       Tontitown, Arkansas 72770

                                                        Re: PAM Transportation
Services, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 5, 2021
                                                            File No. 000-15057

       Dear Mr. West:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Selected Financial Data, page 21

   1. We note you present the metrics "average revenue, before fuel surcharge per truck per day" and "average
revenue, before fuel surcharge per loaded mile" in your table of selected financial
data. Please clearly disclose how these measures are calculated. To the extent that the method
of calculation has changed from the prior period, please also disclose the change in
methods, describe the underlying reasons for the change in
                                                        calculation and
quantify the impacts the change would have had on amounts previously reported. Refer to SEC
Release 33-10751.
 Allen West
PAM Transportation Services, Inc.
November 30, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you
have questions regarding the comment.



FirstName LastNameAllen West                              Sincerely,
Comapany NamePAM Transportation Services, Inc.
                                                          Division of
Corporation Finance
November 30, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName